SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
First Community Corporation
(Name of Issuer)
First Community Corporation
Leland A. Davis
Mark A. Gamble
Jerry C. Greene
Kenneth E. Jenkins
David R. Johnson
William J. Krickbaum
Sidney K. Lawson
A. Max Richardson
Tommy W. Young
(Name of Person(s) Filing Statement)
Common Stock, No Par Value
(Title of Class of Securities)
31984K10
(CUSIP Number of Class of Securities)
C. Michael Norton
Bone McAllester Norton PLLC
511 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 238-6300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
     Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-

$3,712,500	$437.00

*	Based upon the value of the common stock to be converted to preferred stock or cash in the transaction.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $3,712,500 by .000 1177.

☐	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION
          This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First Community Corporation, a Tennessee corporation (the “Company” or “First Community”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. We are proposing that our shareholders approve a merger of the Company that will result in the conversion of certain shares of our common stock into preferred stock and the conversion of certain other shares of our common stock into the right to receive a cash payment. If the merger is completed, our shareholders of record who hold between 151 and 999 shares of common stock will receive shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders. In addition, our shareholders of record who hold 150 or fewer shares of common stock will receive a cash payment of $20.00 per share and their shares will be canceled. As a result, shareholders of record who hold 1000 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the merger. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations to the United States Securities and Exchange Commission.
          Attached to this Schedule 13E is a proxy statement in connection with the special meeting of First Community Corporation shareholders at which such shareholders will consider the merger.
          The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
          All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.
TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
Reg. M-A 1001
          The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
Reg. M-A 1002
     (a) The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET-First Community Corporation” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Record Date” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST COMMUNITY COMMON STOCK AND DIVIDEND INFORMATION-Comparative Market Price Data” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST COMMUNITY COMMON STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.
     (e) Not applicable.
     (f) The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE

INFORMATION” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person
Reg. M-A 1003(a) through (c)
     (a)-(c) The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET-First Community Corporation,” “DIRECTORS OF THE COMPANY,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is hereby incorporated herein by reference.
          To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. Terms of Transaction.
Reg. M-A 1004(a) and (c) through (f)
     (a) The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Purpose and Structure of the Merger,” “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation,” “SPECIAL FACTORS-Effects of the Merger on Shareholders of First Community; Plans or Proposals after the Merger,” “SPECIAL FACTORS-Accounting Treatment,” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Merger” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Effects of the Merger on Shareholders of First Community; Plans or Proposals after the Merger” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Dissenters’ Rights” is hereby incorporated herein by reference.
     (e) None.
     (f) The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK-Preferred Stock to be Issued in Merger” is hereby incorporated herein by reference.
ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
Reg. M-A 1005(a) through (c) and (e)
     (a) The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Related Transactions,” is hereby incorporated herein by reference.
     (b)-(c) Not applicable.
     (e) The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Agreements Involving First Community’s Securities” is hereby incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
Reg. M-A 1006(b) and (c)(1)-(8)
     (b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Merger; Plans or Proposals after the Merger” and “SPECIAL FACTORS-Accounting Treatment” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Effects of the Merger; Plans or Proposals after the Merger” is hereby incorporated herein by reference.
ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
Reg. M-A 1013
     (a)-(c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation,” and “SPECIAL FACTORS-Purpose and Structure of the Merger” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Effects of the Merger; Plans or Proposals after the Merger” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Merger” is hereby incorporated herein by reference.
ITEM 8. Fairness of the Transaction
Reg. M-A 1014
     (a)-(b) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE MERGER-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Merger,” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
     (e) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE MERGER-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Merger,” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
     (f) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
Reg. M-A 1015
     (a) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation,” and “OTHER MATTERS-Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger” and “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger; Board Recommendation,” is hereby incorporated herein by reference.

     (c) Not applicable.
ITEM 10. Source and Amount of Funds or Other Consideration.
Reg. M-A 1007
     (a)-(b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Fees and Expenses” is hereby incorporated herein by reference.
     (d) Not applicable.
ITEM 11. Interest in Securities of the Subject Company.
Reg. M-A 1008
     (a) The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
Reg. M-A 1012(d) and (e)
     (d) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF MERGER-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation,” and “SPECIAL FACTORS-Interests of Certain Persons in the Merger” is hereby incorporated herein by reference.
     (e) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
ITEM 13. Financial Statements.
Reg. M-A 1010(a) and (b)
     (a) The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION-Selected Historical and Pro Forma Financial Data” and “OTHER MATTERS-Information Incorporated by Reference” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION-Selected Historical and Pro Forma Financial Data” is hereby incorporated herein by reference.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
Reg. M-A 1009
     (a)-(b) The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING-Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS-Persons Making the Solicitation” is hereby incorporated herein by reference.
ITEM 15. Additional Information.
Reg. M-A 1011 (b)
     (a) The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Exhibits.
Reg. M-A 1016(a) through (d), (f) and (g)
     (a) Preliminary Proxy Statement, together with the proxy card.
     (b) Not applicable.
     (c) Not applicable.
     (d) Not applicable.
     (f) Preliminary Proxy Statement.
     (g) Not applicable.
SIGNATURES
  After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September ___, 2005	FIRST COMMUNITY CORPORATION

/s/ Mark A. Gamble

By: Mark A. Gamble
Title: President
EXHIBIT INDEX

Exhibit
Number	Description
(a)	Preliminary Proxy Statement, together with the proxy card.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Preliminary Proxy Statement (see Exhibit (a))

(g)	Not applicable.